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                             March 1, 2021

       Wilbur L. Ross, Jr.
       President and Chief Executive Officer
       Ross Acquisition Corp II
       2 Pelican Lane
       Palm Beach, Florida 33480

                                                        Re: Ross Acquisition
Corp II
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-252633

       Dear Mr. Ross:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary, page 6

   1. You disclose on page 6 and elsewhere that your sponsor, executive officers, directors and director nominees have
agreed in writing not to participate in the formation of, or become an officer or director
of, any other blank check company until you have entered into a definitive agreement
regarding your initial business combination or you have failed to complete your initial
business combination within 24 months after the closing of this offering. However, you
disclose on page 9 and elsewhere that your founders, sponsor, officers and directors
may sponsor, form or participate in other blank check companies similar to yours during
the period in which you are seeking an initial business
                                                        combination. Please
revise to reconcile this discrepancy.
 Wilbur L. Ross, Jr.
Ross Acquisition Corp II
March 1, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Lily Dang,
Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameWilbur L. Ross, Jr.
                                                           Division of
Corporation Finance
Comapany NameRoss Acquisition Corp II
                                                           Office of Energy &
Transportation
March 1, 2021 Page 2
cc:       Corey R. Chivers, Esq.
FirstName LastName